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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CB BANCSHARES, INC.
(Name of Subject Company (Issuer))

CENTRAL PACIFIC FINANCIAL CORP.
(Name of Filing Person (Offeror)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

124785106
(CUSIP Number of Class of Securities)

Neal K. Kanda
Chief Financial Officer and Treasurer
220 South King Street
Honolulu, Hawaii 96813
(808) 544-0500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
 Gordon M. Bava, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, California 90064-1614
(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable	Not Applicable

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
	☒	third party tender offer subject to Rule 14d-l
	☐	issuer tender offer subject to Rule 13e-4
	☐	going-private transaction subject to Rule 13e-3
	☐	amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

        The following is a press release issued by Central Pacific Financial Corp. on May 9, 2003.

Investor Contacts Neal Kanda VP & Chief Financial Officer (808) 544-0622 nkanda@cpbi.com	Larry Dennedy MacKenzie Partners (212) 929-5239 ldennedy@mackenziepartners.com
Local Media Contacts Ann Takiguchi PR/Communications Officer (808) 544-0685 (808) 223-4434 (cell) atakiguchi@cpbi.com	Neal Yokota Stryker Weiner & Yokota (808) 523-8802 ext. 13 nyokota@strykerweiner.com
Financial Media Contact Ian Campbell/Peter Mladina Abernathy MacGregor Group (213) 630-6550 idc@abmac.com/dch@abmac.com

NEWS RELEASE

CPF Makes New Offer with Increased Cash Component

More than 25 percent of CB Shareholders to Call for Special Meeting of Shareholders
to Consider New Offer

        Honolulu, HI—May 9, 2003. Central Pacific Financial Corp. (NYSE: CPF) announced today that it has made a new offer to CB Bancshares, Inc. (Nasdaq: CBBI), increasing the cash component of the merger consideration offered to shareholders and that CBBI shareholders will call a new meeting to be held in late June.

        The company said its new offer to CBBI boosts the amount of cash offered to shareholders to $24.50 per share from $21.00 per share. The stock component of the offer will be reduced to 1.7606 shares of CPF common stock from 1.8956 shares of CPF common stock. Based on CPF's closing price on May 8, 2003, the percentage of consideration offered in the form of CPF common stock would be reduced to 65 percent, or $45.60 per share, from 70 percent, or $49.10 per share. Following CBBI's announced 10 percent stock dividend, the offer would be adjusted to $22.27 in cash and 1.6005 shares of CPF common stock per share of CBBI common stock.

        Before taking into account CBBI's announced stock dividend, the total price—$70.10 per share of CBBI common stock, based on the May 8 closing price of CPF common stock—remains the same. CBBI shareholders would now enjoy the greater certainty and CPF shareholders higher EPS accretion as a result of the larger cash component. All shareholders will benefit from the enhanced growth of the combined bank.

        "We've replaced a great offer with an even better offer—increasing the cash component of our proposal," CPF said.

        In addition to making its new offer, CPF rescinded its original offer, and withdrew the information statement it submitted to CBBI on April 28, 2003. Next week CPF will be delivering to CBBI a new information statement related to the new offer under the Hawaii Control Share Acquisitions statute. "The steps we take today make the May 28 CBBI meeting moot."

        A small number of large shareholders have asked CPF, as their agent, to call for a special shareholders meeting to be held in June to consider the new offer. Except for one large holder, TON Finance, B.V., CPF does not hold proxies or have agreements with these large shareholders related to the voting of their shares. Hawaii law provides that the holders of 10 percent of the outstanding shares of a corporation can call a special meeting. CBBI's bylaws provide that shareholders owning 25 percent or more of CBBI's issued and outstanding stock may call a special meeting of shareholders. "CPF believes that the ownership of these shareholders meets both standards," said the company.

        "A late June meeting to consider the new offer will ensure that CBBI shareholders have approximately the same amount of time to consider our offer as CBBI has customarily allowed its shareholders to review proxy materials for their annual meetings of shareholders. This is particularly important for the smaller shareholders who will need to get their proxy materials through their brokers, which takes time," the company added. "Simple fairness dictates that CBBI shareholders should have a genuine opportunity to decide whether they want to accept this proposal, which delivers a 50 percent premium to the value of their shares before our previous offer was made public."

        "This has the added benefit of freeing CBBI from the cost of litigation by shareholders who are protesting the actions of its directors and management in setting the May 28 date," CPF said.

        Earlier this week, CPF objected to the May 28 date set by CBBI for its shareholder meeting because CBBI's actions could preclude many shareholders around the country from participating in this important vote. Under applicable SEC rules neither CPF nor CBBI would be permitted to mail definitive proxy statements with proxy cards before May 15th, allowing only 13 days for delivery of proxy materials and voting on this important matter. In contrast, CBBI mailed its 2003 annual meeting proxy statement, which covered only routine matters, over 70 days prior to the meeting date. "While CBBI's control of the mechanics of the May 28 meeting may comply with the literal requirements of the law, it violates the principles of good corporate governance and fairness to its own shareholders."

Forward Looking Information

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward- looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        On April 28, 2003, CPF filed with the SEC a registration statement on Form S-4 to register the CPF shares to be issued in a proposed exchange offer, and subject to future developments, CPF intends to file one or more proxy statements for solicitation of proxies from CPF shareholders, may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. The registration statement is not final and will be further amended. Investors and security holders are urged to read the registration statement and proxy statements (when available) and any other relevant documents, including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto (when available) and proxy statements (when available) and other relevant documents, including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements (when available) and such other documents, including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPF's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPF and their ownership of and interests in CPB stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

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More than 25 percent of CB Shareholders to Call for Special Meeting of Shareholders to Consider New Offer